FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                           For the month of June 2005

                     -------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)

                     -------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

                                EXPLANATORY NOTE:

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS, DATED APRIL 19, 2000, OF G. WILLI-FOOD INTERNATIONAL LTD. ("REGISTRANT") INCLUDED IN REGISTRANT'S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-11848), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IF FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

     On June 20, 2005, the Registrant distributed to its shareholders its proxy statement for the annual general meeting of shareholders to be held on July 20, 2005.

EXHIBITS

     The following document is furnished herewith as an exhibit to this Form 6-K: A copy of the Registrant's proxy statement and proxy card for the annual general meeting of shareholders to be held on July 20, 2005.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  June 26, 2005

                                          By: Joseph Williger
                                          -------------------
                                          Joseph Williger
                                          Chief Executive Officer

                        G. WILLI-FOOD INTERNATIONAL LTD.
       3 NAHAL SNIR STREET, NORTHERN INDUSTRIAL ZONE, YAVNE 81224 ISRAEL
                        TEL: 08-9322233; FAX: 08-9322299
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JULY 20, 2005

NOTICE IS HEREBY GIVEN that on Wednesday July 20, 2005, at 4:00 p.m. Israeli time, the Annual General Meeting of Shareholders (the "Meeting") of G. Willi-Food International Ltd. (the "Company") will be held at the offices of the Company, 3 Nahal Snir Street, Northern Industrial Zone, Yavne 81224 Israel.

THE MATTERS ON THE AGENDA OF THE MEETING AND THE SUMMARY OF THE PROPOSED RESOLUTIONS ARE AS FOLLOWS:

1. To elect Messrs. Joseph Williger, Zvi Williger and Rachel Bar-Ilan, as Directors of the Company, each to hold office subject to the Company's Articles of Association and the Israeli Companies Law;

2. To re-appoint Deloitte Touche - Brightman, Almagor & Co. CPA (ISR) as the Company's Independent Auditors for the year 2005 to serve until the next annual general meeting of the Company's shareholders, and to authorize the Audit Committee of the Board of Directors to determine their remuneration;

3. To receive and consider the Financial Statements of the Company for the fiscal year ended December 31, 2004 together with the report of the auditors thereon and the report of the Board of Directors for such year;

4. To approve the complete restatement of the Company's Articles of Association in order to comply with the provisions of the Israeli Companies Law, 5759-1999;

5. To approve the elimination of the potential liability to the Company of the Company's Officers, including the Controlling Shareholders (as such terms are defined in the Israeli Companies Law), which could arise from a breach of the duty of care (except in connection with Distribution as such term is defined in the Israeli Companies Law) owed to the Company by such persons in their capacity as Officers, and to approve an irrevocable indemnification of the Officers by the Company with respect to any liability or expense paid for by the officer or that the Officer may be obligated to pay for, with regard to the matters set forth in the certificate attached as Exhibit A hereto;

6. To approve an agreement between the Company and Titanic Food Ltd., an affiliate of the Company, regarding the purchase by the Company from Titanic Food Ltd. of a parcel of real estate on which the Company intends to build a new logistic center, at a price equal to the cost incurred and carrying costs of Titanic Food Ltd.;

7. To approve certain amendments to the Company's Management Service Agreements, which the Company previously entered into with companies which are controlled by Messrs. Zvi Williger and Joseph Williger, respectively, and which are affiliates of the Company; and

8. To transact such other business as may properly come before the Meeting or any adjournment thereof.

     A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting.

     In addition, whether or not a shareholder plans to attend, a shareholder can insure his vote is represented at the Meeting by promptly completing, signing, dating and returning his proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company's transfer agent no later than 48 hours prior to the Meeting.

     The presence of two or more shareholders in person or by proxy representing not less then 40% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting. Under the Company's Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the directors may designate and state in a notice to the shareholders. If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 40% of the outstanding Ordinary Shares entitled to vote is not present, then the presence of only two shareholders (irrespective of the number of Ordinary Shares they own) will be sufficient to constitute a quorum for all matters to be considered at the Meeting.

     The Board of Directors has fixed the close of business on June 15, 2005 as the record date for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting. Only shareholders of record at the close of business on June 15, 2005 (the "Record Date") are entitled to notice of, to attend and to vote at the Meeting. At the close of business on the Record Date, 8,615,000 Ordinary Shares were outstanding and eligible for voting at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

     The adoption of resolutions 1, 2 and 3 as described hereinabove is contingent upon, in each case, the favorable vote of a simple majority of the Company's shareholders attending and voting at the Meeting.

     The adoption of resolution 4 as described hereinabove is contingent upon the favorable vote of at least 75% of all votes properly cast at the Meeting, whether in person or by proxy, without taking into account abstentions.

     The adoption of resolution 5 regarding the directors (except Mr. Zvi Williger and Mr. Joseph Williger) is contingent upon the favorable vote of a simple majority of the Company's shareholders attending and voting at the General Meeting of the Company's shareholders.

     The adoption of resolution 5 regarding Mr. Zvi Williger and Mr. Joseph Williger and the adoption of resolution 6 and resolution 7 is contingent upon the favorable vote of a simple majority of the Company's shareholders attending and voting at the General Meeting of the Company's shareholders, which majority must include at least one-third of the votes of shareholders who are not considered to be Controlling Shareholders and who vote thereon or, alternatively, the votes against such resolution shall not be more than 1% of the total voting rights of the Company. A "Controlling Shareholder" is defined in the Israeli Companies Law as a shareholder with the ability to control the actions of a company, other than by virtue of his authority as a director and/or officer of the company. A shareholder holding 50% or more of the shares of a company is presumed to be a "Controlling Shareholder" of such company.

     The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters.

     You are cordially invited to attend the Meeting. Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2004 together with the report of the auditors thereon and the complete copy of the proposed resolutions shall be available for public inspection each day from July 6, 2005 until July 13, 2005, between the hours of 9:00 a.m. - 5:00 p.m. at the Company's offices in 3 Nahal Snir Street, Northern Industrial Zone, Yavne 81224 Israel.

By order of the Board of Directors
/S/ Joseph Williger
-------------------

Joseph Williger
CHIEF EXECUTIVE OFFICER                      Dated: Yavne, Israel, June 20, 2005

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 3 NAHAL SNIR STREET, NORTHERN INDUSTRIAL ZONE,
                               YAVNE 81224 ISRAEL

                                 PROXY STATEMENT

                               ------------------

     This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the "Company") of proxies to be voted at the Annual General Meeting of Shareholders (the "Meeting") of the Company to be held on July 20, 2005 at 4:00 p.m. (local time) at the offices of the Company, 3 Nahal Snir Street, Northern Industrial Zone, Yavne 81224, Israel, and at any adjournment thereof. This proxy statement and the proxies solicited hereby are first being sent or delivered to shareholders on or about June 20, 2005.

                               GENERAL INFORMATION

     All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the "Ordinary Shares"), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company's transfer agent by 4:00 p.m. (New York City time) at least 48 hours prior to the Meeting and which are not revoked will be voted at the Meeting in accordance with the instructions contained therein. If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation's board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the Company's offices at least one hour prior to the Meeting. If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting. If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, the proxy will be voted in favor of each of the matters described herein.

     The presence of two or more shareholders in person or by proxy representing not less then 40% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting. Under the Company's Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the directors may designate and state in a notice to the shareholders. If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 40% of the outstanding Ordinary Shares entitled to vote is not present, then the presence of only two shareholders (irrespective of the number of Ordinary Shares they own) will be sufficient to constitute a quorum for all matters to be considered at the Meeting.

     The adoption of resolutions 1, 2 and 3 as described herein is contingent upon, in each case, the favorable vote of a simple majority of the Company's shareholders attending and voting at the Meeting.

     The adoption of resolution 4 as described herein is contingent upon the favorable vote of a special majority of at least 75% of all votes properly cast at the Meeting, whether in person or by proxy, without taking into account abstentions.

     The adoption of resolution 5 regarding the directors (except Mr. Zvi Williger and Mr. Joseph Williger) is contingent upon, in each case, the favorable vote of a simple majority of the Company's shareholders attending and voting at the General Meeting of the Company's shareholders.

     The adoption of resolution 5 regarding Mr. Zvi Williger and Mr. Joseph Williger and the adoption of resolution 6 and resolution 7 is contingent upon the favorable vote of a simple majority of the Company's shareholders attending and voting at the General Meeting of the Company's shareholders, which majority is to include at least one-third of the votes of shareholders who are not considered to be Controlling Shareholders and who vote thereon or, alternatively, the votes against such resolution shall not be more than 1% of the total voting rights of the Company. A "Controlling Shareholder" is defined in the Israeli Companies Law as a shareholder with the ability to control the actions of a company, other than by virtue of his authority as a director and/or officer of the company. A shareholder holding 50% or more of the shares of a company is presumed to be a "Controlling Shareholder" of such company.

     Only shareholders of record at the close of business on June 15, 2005 (the "Record Date") are entitled to notice of, to attend and to vote at the Meeting. At the close of business on the Record Date, 8,615,000 Ordinary Shares were outstanding and eligible for voting at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2004 together with the report of the auditors thereon and the complete copy of the proposed resolutions will be available at the Meeting as well as each day between July 6, 2005 until July 16, 2005, between the hours of 9:00 a.m. - 5:00 p.m. at the Company's offices in 3 Nahal Snir Street, Northern Industrial Zone, Yavne 81224 Israel.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth, as of June 1, 2005, the number of Ordinary Shares beneficially owned by (i) each shareholder known to the Company to own more than 10% of the Ordinary Shares and (ii) all directors and officers as a group:

                                                         NUMBER OF
                                                       ORDINARY SHARES          PERCENTAGE OF
NAME AND ADDRESS                                     BENEFICIALLY OWNED        ORDINARY SHARES
Willi-Food Investments Ltd. (1)                       6,241,715 (3)                72.45%
Joseph Williger (1)                                   6,241,715 (2)(3)             72.45%
Zvi Williger (1)                                      6,241,715 (2)(3)             72.45%
All directors and officers as a group (2 persons)     6,241,715 (2)(3)             72.45%

(1) Willi-Food Investments Ltd.'s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi-Food Investments Ltd. are located at 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel. The business address of each of Messrs. Joseph Williger and Zvi Williger is c/o the Company, 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel.

(2) Includes 6,241,715 Ordinary Shares owned by Willi-Food Investments Ltd. Messrs. Zvi Williger and Joseph Williger serve as directors and executive officers of Willi-Food Investments Ltd. and of the Company. Under Israeli law, Mr. Zvi Williger is deemed to be the controlling shareholder of Willi-Food Investments Ltd. and has the ability to control the Company's management and policies, including matters requiring shareholder approval such as the election of directors. Under Israeli law, Mr. Joseph Williger, who owns approximately 18% of the Ordinary Shares of Willi-Food Investments Ltd., is not deemed to be a group with Mr. Zvi Williger or a controlling shareholder of the Company.

(3) In connection with Willi-Food Investments Ltd.'s second public offering on the Tel Aviv Stock Exchange in October 1997, 1,700,000 of the Ordinary Shares of the Company held by Willi-Food Investments Ltd. have been pledged in favor of The Trust Company of the Invested Bank (Israel) as collateral to secure Willi-Food Investments Ltd.'s obligations and indebtedness to holders of its debentures, which are publicly traded on the Tel Aviv Stock Exchange. These debentures had an aggregate principal amount of NIS 2.8 million (approximately USD 0.6 million) at June 1, 2005.

     The Company believes that 2,373,285 Ordinary Shares (approximately 27.55% of its outstanding Ordinary Shares) are held by persons who are not officers, directors or the owners of 10% of the Company's outstanding Ordinary Shares.

PROPOSAL NO. 1    TO ELECT DIRECTORS

     The Board of Directors has proposed that the following persons, all of whom are incumbent directors, are to be elected as directors to serve in such office until the next Annual General Meeting of shareholders, and until their respective successors have been duly elected: (i) Joseph Williger, (ii) Zvi Williger and (iii) Rachel Bar-Ilan. Such nominees are to serve together with Mr. Shai Bazak and Mr. David Weiss, who serve as External Directors (see below) of the Company. Unless authority to do so is withheld, it is intended that proxies solicited by the Board of Directors will be voted for the election of the persons nominated. If any nominee is unable or unwilling to serve, which the Board of Directors does not anticipate, the persons named in the proxy will vote for another person in accordance with their best judgment.

             THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS
                            VOTE FOR PROPOSAL NO. 1.


     The following information is supplied by the Board of Directors of the Company with respect to each person nominated and recommended to be elected as director, based upon the records of the Company and information furnished to it by the nominee.

     JOSEPH WILLIGER, age 48, has served as the Chief Executive Officer (or general manager) and a Director of the Company since its inception in January 1994.. He has also served as a director of the Company's subsidiaries, W.F.D. Ltd. ("W.F.D.") and Gold - Frost Ltd. ("Gold - Frost"), since November 1996 and April 2001, respectively. Mr. Williger has also served as a director and as chairman of the Board of Willi-Food Investments, the controlling shareholder of the Company, since December 1992 and June 1994, respectively. Mr. Williger served as Director of Titanic Foods Ltd. ("Titanic"), a company he owns together with Mr. Zvi Williger, since April 1990. Mr. Williger received his academic education in economics from Bar Ilan University in Israel in 1983. Mr. Williger is the brother of Zvi Williger, Chief Operating Officer and Chairman of the Board of Directors of the Company.

     ZVI WILLIGER, age 50, has served as the Chief Operating Officer and Chairman of the Company since January 1997, and from inception of the Company to January 1997 as a Director and Manager of Marketing Development of the Company. Mr. Williger has also served as a director of the Company's subsidiaries, W.F.D. and Gold Frost, since November 1996 and April 2001, respectively. Mr. Williger has also served as a director of Willi-Food Investments since December 1992. Mr. Williger served as Director of Titanic since April 1990. Mr. Williger attended Fresno University in California. Zvi Williger is the brother of Joseph Williger, Chief Executive Officer and a director of the Company.

     RACHEL BAR-ILAN, age 47, has served as Director of the Company since May 2001. Since 1999, Ms. Bar-Ilan managed the marketing and application of medical laboratory instrumentation in medical laboratories of Medtechnica, a company publicly traded on the Tel Aviv Stock Exchange. From 1994 to 1999, Ms. Bar-Ilan worked for Egentec Ltd., where she was in charge of the marketing and application of medical instrumentation in the chemical field. Ms. Bar Ilan received her degree in Medical Science (MSc) from the Technion - Israel Institute of Technology in Haifa, Israel.

                                EXECUTIVE OFFICER

     GIL HOCHBOIM, age 35, has served as Chief Financial Officer of the Company since August 2000. Mr. Hochboim also provides the Company's principle shareholder, Willi-Food Investments Ltd., with certain financial services. Between April 1995 and February 1998, Mr. Hochboim served as Deputy Comptroller of Dan Hotels Corp. Ltd. and between March 1998 and August 2000 he served as deputy manager of Ha'menia Goods Transport Corp. Ltd. Mr. Hochboim is a certified public accountant (Israel). He received his BA in Accounting and Business Management from the College of Management, Tel-Aviv, Israel.

                              CORPORATE GOVERNANCE

TERMS OF OFFICE

     Directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors (who are not External Directors) are appointed by the Board of Directors, and their appointment is later ratified at the first meeting of the shareholders thereafter. Except for External Directors (as discussed below), directors serve until the next annual general meeting.

ALTERNATE DIRECTORS

     The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director. Under the Israeli Companies Law, the directors of the Company can not appoint an incumbent director or an incumbent alternate director as an alternate director. The term of appointment of an alternate director may be for a specified period, or until notice is given of the termination of the specified period or of the appointment. To the Company's knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the Board. A Director on a Board Committee may appoint anyone to be his Alternate subject to the potential alternate not being a member of such committee, and if the appointing Director is an External Director then the alternate must be an External Director having suitable financial and accountancy expertise or professional qualifications, as those of the appointing director. Except for the foregoing regarding the board committee an External Director cannot appoint an alternate director.

AUDIT COMMITTEE

     NASDAQ REQUIREMENTS

     The Company's Ordinary Shares are listed for quotation on the Nasdaq Small Cap Market and we are subject to the rules of the Nasdaq Small Cap Market applicable to listed companies. Under the current Nasdaq rules, applicable to the Company in July 2005, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Rachel Bar-Ilan, Shai Bazak and David Weiss qualify as independent directors under the current Nasdaq requirements, and are members of the Audit Committee. The Company is a "Controlled Company" within the meaning of the Nasdaq rules since more than 50% of its voting power is held by Willi-Food Investments Ltd. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements such as the requirement that a majority of the Board of Directors be independent and the rules relating to independence of directors approving nominations and executive compensation.

     The Audit Committee of the Board of Directors assists the board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The Audit Committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees.

EXTERNAL DIRECTORS UNDER ISRAELI LAWS

     Under the Israeli Companies Law, Israeli companies whose securities are publicly traded are required to appoint at least two External Directors (the "External Directors") elected at a general meeting of a company's shareholders by a prescribed majority intended to allow non-affiliates to influence such election. The election of an External Director requires either a simple majority of a company's shareholders attending and voting at the General Meeting, which majority includes at least one-third of the Non-Controlling Shareholders present and voting or that the votes against any External Director are less than 1% of the total voting rights in the Company. A "Controlling Shareholder" is defined in the Israeli Companies Law as a shareholder with the ability to control the actions of the company, whether by majority ownership or otherwise, and for the purpose of transactions with related parties, it may include a shareholder who holds at least 25% of the voting rights in the Company, provided that there is no other person who holds shares that have 50% or more of the voting rights in the Company.

     The Israeli Companies Law details certain standards for the independence of External Directors. They must be unaffiliated with the company on whose board they serve and such company's principals. According to a recently adopted amendment to the Israeli Companies Law, at least one of the External Directors must have suitable financial and accountancy expertise and the rest of the External Directors must have professional qualifications. The professional qualifications and standards are to be determined in regulations, which were not yet been adopted. According to the Israeli Companies Law, the External Directors must be residents of Israel; however according to the Companies Regulations (Relief for Public Companies whose Shares are Registered for Trade Outside of Israel) 5760 - 2000 (the "Relief Regulations"), such requirement does not apply to a Foreign Traded company. If all members of the board of directors of a company are of the same sex, such company must appoint at least one External Director of the opposite sex. The External Directors are entitled to obtain all information relating to such company's management and assets and to receive assistance, in special cases, from outside experts at the expense of the company. The law imposes an obligation on these directors to act to convene a meeting of a company's board of directors upon becoming aware of matters that suggest infringements of law, neglect of good business practice or conduct by an Officer, which may result in a breach of duty of such Officer. An "Officer" is defined in the Israeli Companies Law as a director, managing director, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

     An External Director shall be appointed for a period of three consecutive years and may be re-appointed for one additional three-year period only. Under the Israeli Companies Law, any committee of the board of directors to which the board of directors has delegated its powers in whole or in part, must include at least one External Director, and the audit committee must include all the External Directors.

     Mr. Shai Bazak was elected as an External Director in August 2003. Mr. David Weiss was elected as an External Director in August 2004.

     The following information is supplied by the Board of Directors of the Company with respect to the persons that were elected as External Directors, based upon the records of the Company and information furnished to it by the External Directors.

     SHAI BAZAK, age 37, has served as an external director of the Company since August 2003 and holds an MA in Public Administration. He is a director manager of C.P.M. Israel Investment Company Ltd., an investment company. From 1998 through 2000 he served as the Consul General of Israel to Florida and Puerto Rico. From 1996 through 1998 he was spokesperson and media affairs advisor to the Prime Minister of Israel, Mr. Benjamin Netanyahu. From 1994 through 1996 he was the spokesperson and media advisor to the Likud party chairman.

     DAVID WEISS, age 60, has served as an external director of the Company since August 2004. He is a Certified Internal Auditor from the Institute of Internal Auditors (New York) and has served as the General Manager of Retail Initiation Forum Ltd. since 2002, and also as an external director and chairman of the Audit Committee of Kish Air Conditioning Ltd, an Israeli company traded on the Tel Aviv Stock Exchange. From 1989 through 2002, he served as vice president of administration for Club Market Marketing Chains Ltd., a large Israeli supermarket chain. Between 1981 and 1989 he served as deputy internal auditor at Solel Bone Ltd., an Israeli construction company, and between 1970 and 1981 he served in the Israeli port authorities as an internal auditor. Mr. Weiss has also served in the past as a director of Co-Op Tzafon, New-Farm Ltd., Hamashbir Mazon Ltd., Hamashbir Latcharcan Ltd. and April Ltd., Israeli companies engaged in selling food, clothing and pharmaceuticals to consumers. Mr. Weiss received his BA in Accounting from Haifa University, Israel.

     Under the Israeli Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an internal auditor, in accordance with the proposal of the Audit Committee. The role of the internal controller is to examine, INTER ALIA, whether the Company's actions comply with the law, integrity and orderly business procedures. In November 1997, the Board of Directors of the Company, in accordance with the proposal of the Company's Audit Committee, appointed Mr. Joshua Freund, CPA (Isr), as internal auditor of the Company.

APPROVAL OF CERTAIN TRANSACTIONS UNDER THE ISRAELI COMPANIES LAW

     In accordance with the Israeli Companies Law and the Company's Articles of Association, the Company has agreed to indemnify and insure its directors and senior officers against certain liabilities, which they may incur in connection with the performance of their duties. Under the terms of such indemnification provisions, the Company may, to the extent permitted by law, indemnify an Officer for legal expenses incurred by him in connection with such indemnification. Since the Israeli Companies Law has changed since the Company agreed to the indemnification, it is necessary to completely restate the Company's Articles of Association to reflect these changes (see proposal No.4 hereinbelow) and to provide for a revised elimination of the potential liability of the Company's officers and a revised indemnification for the Company's officers (see proposal No.5 hereinbelow).

     On May 4, 2005, the Board of Directors and the Audit Committee of the Board of Directors approved the complete restatement of the Company's Articles of Association. The complete restatement of the Company's Articles of Association was necessary in order to conform the Company's Articles of Association to the revised provisions of the Israeli Companies Law. The complete restatement of the Company's Articles of Association is available for review on the Company's website at www.willi-food.co.il commencing on July 6, 2005.

     On May 4, 2005, the Board of Directors and Audit Committee of the Company voted to approve the elimination of the potential liability to the Company of the Company's Officers, including the Controlling Shareholders (as such terms are defined in the Israeli Companies Law), which could arise from a breach of the duty of care (except in connection with Distribution as such term is defined in the Israeli Companies Law) owed to the Company by such persons in their capacity as Officers, and to approve an irrevocable indemnification of the Officers by the Company with respect to any liability or expense paid for by the Officer or that the Officer may be obligated to pay for, with regard to the matters set forth in the certificate attached as Exhibit A hereto. In light of the changed to the Israeli Companies law, such indemnification provisions are common in Israel. Please refer to Exhibit A for a more complete description of the indemnification and elimination of liability provisions.

     The Israeli Companies Law requires disclosure by an Officer or by the Controlling Shareholders of the Company to the Company in the event that an Officer has a direct or indirect personal interest in transactions to which the Company intends to be a party.

     The Israeli Companies Law requires that certain transactions, actions and arrangements be approved, in certain cases, by the disinterested members of the audit committee of a company's Board of Directors, and by the disinterested members of the Board of Directors itself. In certain circumstances, approval of the General Meeting of the Company's Shareholders is also required. All of the External Directors must serve on the audit committee. The vote required by the audit committee and the Board of Directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

                MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's Board of Directors held five meetings during the year ended December 31, 2004. Each of the directors, besides Mr. Bazak, attended, in person, 100% of the meetings of the Board of Directors. Mr. Bazak attended, in person, 60% of the meeting of the Board of Directors.

     In July 1996 the Board of Directors established an Audit Committee. The Audit Committee currently consists of three members: Rachel Bar-Ilan, Shai Bazak and David Weiss, who is the "audit committee financial expert" as defined by the rules and regulations of the U.S. Securities and Exchange Commission. The Audit Committee held three meetings during the year ended December 31, 2004.

     Approval by the audit committee and/or the board is required for such matters as: (i) certain transactions to which the company intends to be a party and in which an Officer, a controlling shareholder and/or certain other parties (including affiliates of the aforementioned) have a direct or indirect personal interest, (ii) actions or arrangements which could otherwise be deemed to constitute a breach by an Officer of his or her fiduciary duty to the company,
(iii) arrangements with directors as to the term of their service, (iv) arrangements with the controlling shareholder or its relatives as to the term of their service and/or employment (v) indemnification and/or exemption and/or insurance of Officers and/or holding such Officers harmless, and (vi) certain transactions defined in the Israeli Companies Law as extraordinary transactions (a transaction which is not in the ordinary course of business or is not at market conditions, or a transaction which is likely to have a material impact on the profitability, property or obligations of the company).

     Arrangements with directors regarding their service (including their indemnification and/or insurance and/or their being exempt), extraordinary transactions between a public company and controlling shareholders, a private placement as a result of which a shareholder becomes a controlling shareholder, or a private placement to a principal shareholder (a holder of 5% or more of a company's issued share capital or voting rights) or due to which a shareholder will become a principal shareholder of at least 20% of the voting rights in the Company before such placement, the consideration for which is not in cash or not in traded securities or not in fair market value and, in certain circumstances, the matters enumerated above, may also require the Audit Committee and/or the Board shareholder approval.

     Directors with respect to whom the foregoing matters are brought for Board of Directors or Audit Committee approval are not entitled to be present during discussions of, nor to participate in the vote for approval of, such matters at Board and/or Audit Committee meetings, unless a majority of Audit Committee or Board members, as the case may be, have a personal interest in such matter or the matter involves non-extraordinary transactions between the company and either a Director or a third party in which a Director has a personal interest. The Companies Law further provides that in the event that a majority of board members have a personal interest in such a matter, it also requires shareholder approval.

                 INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

ALLOCATION OF MANAGEMENT TIME AND INTERESTS

     As of April 1, 1997, the Company and Willi-Food Investments Ltd. entered into an agreement pertaining to the allocation of corporate opportunities, which may arise from time to time. The agreement provides that Willi-Food Investments will make available and provide a right of first refusal to the Company with regard to any corporate opportunity offered to Willi-Food Investments Ltd. which relates to the food business.

     On March 31, 2003, the Board of Directors of the Company authorized Willi-Food Investments Ltd. to participate in an import license lottery, provided that Willi-Food Investments Ltd. agrees that if it wins an import license it will: (i) coordinate with the Company the items of merchandise to be imported using the import license; (ii) in consideration for the transfer of the merchandise that is imported using the import license, the Company will sell the merchandise, retaining 20% of the selling price for itself and transferring the balance, if any, to Willi-Food Investments Ltd. In 2004, the amount retained by the Company pursuant to this arrangement was NIS 453.2 thousand (USD 105.2 thousand). The Board of Directors of the Company determent that the said arrangement is not an extraordinary transaction.

     Mr. Joseph Williger serves as the chairman of the Board of Directors of Willi-Food Investments Ltd. and Mr. Zvi Williger serves as a director and a general manager of Willi-Food Investments Ltd. Messrs. Joseph Williger and Zvi Williger own, through companies under their control, approximately 18% and 40% of Willi-Food Investments Ltd., respectively. Willi-Food Investments Ltd. is the controlling shareholder of the Company (see "Security Ownership of Certain Beneficial Owners").

MANAGEMENT SERVICE AGREEMENTS

     As of June 1, 1998, the Company entered into certain management services agreements with certain companies controlled by each of Messrs. Joseph and Zvi Williger, respectively (collectively, the "Williger Management Companies"), pursuant to which Messrs. Joseph and Zvi Williger are to provide management services on behalf of the Williger Management Companies to the Company (the "Management Services Agreements").

     The Management Services Agreements were for a period of four years commencing on June 1, 1998 (the "Management Services Period"), were automatically renewed on June 1, 2002 for two years and were automatically renewed for an additional period of two years in June 2004. The Company had the ability to terminate the Management Services Agreements only upon 6 months notice prior to the end of the Management Services Period or any extension thereof, as the case may be. In the event the Company would have terminated any of the Management Services Agreements prior to the expiration of the Management Services Period or any extension thereof, for any reason whatsoever, it would have been obligated to pay all amounts due under the respective Management Services Agreements through the expiration of the Management Services Period or any extension thereof, as the case may be.

     Each of the Management Services Agreements provides for monthly services fees equal to USD 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company's pre-tax annual profits, if such profits are equal to or less than NIS 3.0 million (approximately USD 0.7 million), or at a rate of 5% if such profits exceed such level. In the year ended December 31, 2004, the Company paid an amount of NIS 4.5 million (approximately USD 1.05 million) pursuant to the Management Services Agreements. The Management Services Agreements further provide that benefits in general, including the social benefits of Messrs. Joseph or Zvi Williger, and income tax payments, national insurance payments and other payments due by employees in respect of their employment, are to be paid for at the sole expense of the Williger Management Companies. The Williger Management Companies have undertaken to indemnify the Company with respect to any claims against the Company with respect to employer/employee relations. In addition, each of the Management Services Agreements includes confidentiality and non-competition provisions for the duration of the Management Services Period.

     On May 4, 2005 the Audit Committee and the Board of Directors decided to amend the Management Services Agreements, which the Company previously entered into with the Williger Management Companies. Mr. Zvi Williger is Chairman of the Board and COO of the Company and is considered, for purpose of article 268 of the Israeli Companies Act 5759-1999 as the controlling shareholder of the Company. Mr. Joseph Williger is a director and CEO of the Company, and is an interested party in the Company and brother of Mr. Zvi Williger.

     The amendments were approved unanimously by the Audit Committee and the Board of Directors and Messrs. Zvi Williger and Joseph Williger did not participate in the meetings of the Audit Committee and the Board of Directors. The negotiations between the Company and Messrs. Zvi Williger and Joseph Williger regarding the provisions to be amended in the Management Services Agreements were conducted on behalf of the Company by Mr. David Weiss (serving as an external director of the Company) and Ms. Rachel Bar Ilan (serving as an External Director of the Company), and by Mr. Eli Erlich and Ms. Sigal Greenbaum (serving as External Directors of Willi-Food Investments Ltd.) and Mr. Shlomo Kleinman (serving as a Director for Willi-Food Investments Ltd.).

     The Management Services Agreements were amended as follows:

     (a) The term of the Management Services Agreements were extended indefinitely, subject to clauses (b), (e) and (f) below.

     (b) Each of the parties to the Management Services Agreements may terminate the agreement at any time, and for any reason, by prior written notice which will be delivered to the other party as follows:

          o The Company may terminate the agreement at any time, and for any reason, by prior written notice of at least 18 months.

          o The Williger Management Company may terminate the agreement at any time, by prior written notice of at least 180 days.

     (c) The Company may waive receiving actual management services from the Williger Management Company during the prior notice period, but this will not eliminate its obligation to continue paying the Williger Management Company the management fees owed to the Williger Management Company until the termination of the prior notice period.

     (d) If it is a Williger Management Company which terminated the Management Services Agreement, the Williger Management Company will be entitled to receive the management fees for a period of six (6) months, which shall begin after the prior notice period, whether or not it provides the Company with any management services during that 6-month period.

     (e) In the event the Williger Management Company provides the management services to the Company without the presence of Messrs. Zvi Williger or Joseph Williger, as the case may be, and/or in the case of the death and/or permanent disability of Messrs. Zvi Williger or Joseph Williger, the Company will be entitled to terminate the Management Services Agreement immediately.

     (f) Both Messrs. Zvi Williger and Joseph Williger have agreed with the Company that if a liquidation order or receivership order is issued against a Williger Management Company which prevents the Williger Management Company from continuing to provide the management services according to the Management Services Agreement, they will immediately commence working for the Company in return for pay and social benefits costing the Company the same amount as the monthly management fees that the Company paid the management company to that date, or alternatively, at their sole discretion, shall begin providing the Company with management services via another company owned and controlled by them under the conditions of the Management Services Agreement.

     (g) In addition, the Management Services Agreements contain provisions regarding the Company providing vehicles for the use of Messrs. Zvi Williger and Joseph Williger, and regarding full reimbursement (of an unlimited sum) of expenses incurred by Messrs. Zvi Williger and Joseph Williger while providing the management services to the Company, including reasonable lodging and travel expenses in Israel and abroad, phone expenses in their home and mobile phone expenses, including calls abroad related to providing the management services to the Company, subject to providing receipts.

     (h) Messrs. Zvi Williger and Joseph Williger were previously employees of the Company and were, according to their original employment contracts, entitled to the abovementioned benefits that are now accorded to the Williger Management Companies. Furthermore, in 1998 the Audit Committee, the Board of Directors and the General Meeting of the Shareholders of the Company authorized changes in the terms of employment of Messrs. Zvi Williger and Joseph Williger such that they ceased being employees of the Company and began providing management services to the Company via their management companies in return for receiving management fees equal to the cost of employing them by the Company prior to the change. However, an error occurred in the Management Services Agreements and the provisions detailed above in subsection (g) were omitted from it, but these benefits were not taken into account when calculating the cost to the Company of employing Messrs. Zvi Williger and Joseph Williger prior to the abovementioned change, and therefore were not included in the management fees to which their management companies were entitled according to the Management Services Agreement. Despite the omission from the Management Services Agreement, the Company continued, in practice, to provide Messrs. Zvi Williger and Joseph Williger with vehicles for their use and reimburse them for their expenses according to subsection (g) above.

     In August 2000, the Company entered into an employment agreement with Mr. Gil Hochboim, pursuant to which Mr. Hochboim has agreed to serve as the Chief Financial Officer of the Company. The agreement provides for a monthly salary of NIS 22,000 (approximately USD 5,100). In addition to this salary, Mr. Hochboim also receives the benefits customarily provided by the Company to its senior employees, including bonuses and the use of a vehicle.

SERVICES TO WILLI-FOOD INVESTMENTS LTD.

     The Company has been providing certain services to Willi-Food Investments Ltd. on an on-going basis since the Company's commencement of operations, including office space and certain management, financial and administrative services. On April 1, 1997, the Company entered into a service agreement with Willi-Food Investments, which become effective as of May 19, 1997, the effective date of the Company's initial public offering. Pursuant to this agreement, Willi-Food Investments Ltd. is entitled to manage its operations from the Company's executive offices in Yavne, including use of office facilities.

     The Company also agreed to provide Willi-Food Investments Ltd. with accounting and secretarial services. In consideration for the use of the Company's facilities and such other services, Willi-Food Investments Ltd. agreed to pay the Company a monthly fee equal to NIS 5,350 (USD 1,242), plus VAT. This fee is payable quarterly and is linked to the Israeli Consumer Price Index. The agreement is for an unlimited term, mutually terminable upon three months prior notice. The Company believes that the fees for these services and the terms of such agreement are no less favorable to it than could be obtained from an unaffiliated third party.

GUARANTEES AND PLEDGES

     The Company guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, W.F.D., to the United Mizrahi Bank Ltd. As of December 31, 2004, W.F.D. had no obligations to United Mizrahi Bank Ltd.

     The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, Gold Frost, both to bank Leumi Le'Israel Ltd. and to the United Mizrahi Bank Ltd. As of December 31, 2004, Gold Frost had no obligations to such banks.

     Pursuant to a debenture issued to each of Bank Leumi Le'Israel, Bank Mizrahi Ltd. and Bank Hapoalim Ltd., the Company has pledged all of its assets (including its outstanding share capital and good will of the Company) in favor of such banks to secure the Company's obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company's suppliers. Bank Leumi Le'Israel, Bank Mizrahi Ltd. and Bank Hapoalim Ltd. have agreed among them that their security interests in the Company's assets under such debentures shall rank PARI PASSU.

FACILITIES

     The Company's principal executive offices are situated at a leased facility in the northern industrial zone of Yavne, at 3 Nahal Snir St., Northern Industrial Zone, Israel, 35 km south of Tel-Aviv. These premises serve as the Company's logistic center for the warehousing and distribution of food products. The Yavne facility is leased by the Company from Titanic Food Ltd., a private Israeli company controlled by Messrs. Joseph Williger, the Company's Chief Executive Officer and a director, and Zvi Williger, the Company's Chief Operating Officer and Chairman of the Board (the "Current Lease"). The Current Lease, which was for a period of two years expiring on January 14, 2001, was extended three times, for an additional period of six years, until January 14, 2007. This facility, a four-story building plus a basement, consists of approximately 5,387 square meters (approximately 48,500 square feet). The monthly rental fee (excluding VAT) for this facility is USD 35,886. The rent is payable in advance on a quarterly basis. The Company believes that the terms of the Current Lease are no less favorable to it than could be obtained from an unaffiliated third party

     The Board of Directors and the Audit Committee of the Board of Directors of the Company approved on March 29, 2004 an engagement with Titanic Food Ltd. regarding an eight-year lease, divided into two terms of four years each, plus two option terms of four years each on an alternative facility (the "Proposed Lease"). According to this agreement, the Company will rent a facility from Titanic Food Ltd., which will replace the present leased facility and the need for the warehouse in Ashdod As discussed below, in light of the decision to purchase the parcel of real estate from Titanic Food Ltd. instead of leasing it, the Company decided to cancel the Proposed Lease.

     On May 25, 2005 the Board of Directors and the Audit Committee of the Board of Directors of the Company approved an agreement with Titanic Food Ltd., an affiliate of the Company ("Titanic"), regarding the purchase by the Company from Titanic of a parcel of real estate; 18.5 square kilometers situated in the northern industrial zone of Yavne, on which the Company intends to build a new logistic center on about 8,600 square meters. Titanic is a company solely owned by Messrs. Zvi Williger and Joseph Williger. The new logistic center will replace the Company's current logistic center (which the Company rents from Titanic), and will spare the Company the expense of using storage services in warehouses far from the current logistic center. Furthermore, the new logistics center should better suit the Company's operational needs.

     It should be pointed out that while completing the construction of the new logistics center (not yet begun), the Company is to move out of the present logistics center and return it to Titanic. The Current Lease for the present logistics center ends in January 2007. It is expected to take a year and a half to build the new logistics center. If constructing the new logistics center ends before the end of the Current Lease of the present logistics center, Titanic has agreed to shorten the Current Lease term of the present logistics center accordingly, without receiving any recompense for shortening the Current Lease term, if it is indeed shortened. Alternatively, if the construction of the new logistics center ends after the termination of the Current Lease for the present logistics center, Titanic has agreed that the Current Lease will be extended until the completion of the construction of the new logistics center and under the same terms the present logistics center is being rented today ($35,886 a month).

     In connection with the purchase of the parcel of real estate, the Company will pay Titanic the costs which Titanic has had so far regarding the parcel of real estate, which consist of the cost of purchasing the rights for the parcel of real estate from the Israel Land Administration, payments to Industrial Buildings Ltd. for development and other expenses incurred in planning the new logistic center. In addition to the abovementioned costs the Company will pay Titanic interest on its costs at the prime rate (as defined by the Bank of Israel - now 5% annually), which will be calculated from the date of each expense incurred by Titanic. Accordingly, Titanic will not profit from the transaction, and only its costs already incurred and carrying costs shall be paid to it by the Company. It has also been agreed by Titanic and the Company that all expected expenses for completing the planning of the contemplated development up to the date of the Company's annual meeting of shareholders will be incurred by the Company. If such expenses are not authorized by the shareholders as mentioned above, Titanic shall reimburse the Company for these expenses.

     It is estimated that the Company shall pay Titanic approximately NIS 10,305,000 (about USD 2,300,000) (the "Price to Titanic") with interest at the prime rate until date of actual payment. The Company estimates that the costs of constructing the logistic center's building, apart from the Price to Titanic and apart from purchasing designated equipment, should amount to about USD 5,400,000.

     Messrs. Zvi Williger and Joseph Williger did not participate in the meetings of the Audit Committee and the Board of Directors regarding this transaction. The negotiations between the Company and Titanic were conducted for the Company by Mr. David Weiss (serving as an External Director of the Company) and Ms. Rachel Bar Ilan (serving as an External Director of the Company), and by Mr. Eli Erlich (serving as External Directors of Willi-Food Investments Ltd.) and Mr. Shlomo Kleinman (serving as a Director of Willi-Food Investments Ltd.).

     The Audit Committee and Board of Directors' reasons for authorizing the purchase of the parcel of real estate were as follows:

     A. The Company's current logistic center does not suit the Company's operational needs, as it is too small to contain the entire inventory of the Company. The Company must, therefore, currently spend large sums every month on storage services in warehouses situated far from its current logistic center and incur the expense of transportation from these warehouses to the current logistic center.

     B. Therefore, the Company requires a new logistics center, which will fulfill its future needs, will better fit its operational needs and will enable it to better develop it business.

     C. The expected depreciation costs for constructing the new building (about USD 130,000 annually) will constitute significant savings in comparison to the current annual costs for rent, storage and transport for the Company (about USD 850,000).

     D. The Company has the funds necessary for purchasing the parcel of real estate and constructing the logistic center without the need for external funds. Presently, the Company invests its excess cash flows in conservative financial investments yielding a significantly lower yield than the expected savings on rent and storage expenses.

     E. The purchase of the parcel of real estate and the construction of the new logistics center will increase the Company's fixed assets and ensure greater stability and continuation compared with a situation in which it rents the current logistics center by lease, more so since the Current Lease for the current logistics center ends in January 2007.

     F. The Price to Titanic reflects Titanic's costs plus interest at the prime rate. The Price to Titanic is also lower than the appraised value of the parcel, which is USD 2,400,000, according to an appraiser's opinion, dated April 19, 2005, presented before the Audit Committee and the Board of Directors. The appraiser's opinion was written by Mr. Ilan Baram, a licensed Land Valuer in Israel.

PROPOSAL NO. 2   TO RE-APPOINT INDEPENDENT AUDITORS

     At the Meeting, the shareholders will be asked to reappoint Deloitte & Touche - Brightman, Almagor & Co. CPA (ISR), Independent Accountants, ("Almagor") as independent auditors of the Company to serve until the annual general meeting of the Company's shareholders for the year 2005, and to authorize the Audit Committee of the Board of Directors to determine their remuneration. A representative of Almagor will attend the Meeting and will respond to appropriate questions. Almagor served as the Company's independent auditors for the year ended December 31, 2004.

             THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS
                            VOTE FOR PROPOSAL NO. 2.

PROPOSAL NO. 3   TO RECEIVE AND CONSIDER THE FINANCIAL STATEMENTS OF THE
                 COMPANY, AUDITORS' REPORT AND DIRECTORS' REPORT

     The Company will distribute at the Meeting the Financial Statements, the Auditors' Report and the Directors' Report for the fiscal year ended December 31, 2004, and present the Company shareholders with certain highlights thereof.

     It is proposed that the Auditors' Report, the Financial Statements and the Directors' Report for the fiscal year 2004 that have been presented at the Meeting be received and considered by the Shareholders.

             THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS
                            VOTE FOR PROPOSAL NO. 3.

PROPOSAL NO. 4    TO APPROVE THE COMPLETE RESTATEMENT OF THE COMPANY'S ARTICLES
                  OF ASSOCIATION

At the Meeting, the shareholders will be asked to approve the complete restatement of the Company's Articles of Association in order to comply with the provisions of the Israeli Companies Law, 5759-1999. For a more detailed discussion regarding this proposal, please see the Section entitled Approval of Certain Transactions under the Israeli Companies Law above.

             THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS
                            VOTE FOR PROPOSAL NO. 4.

PROPOSAL NO. 5    TO APPROVE THE INDEMNIFICATION OF AND ELIMINATION OF LIABILITY
                  FOR OFFICERS OF THE COMPANY

At the Meeting, the Shareholders will be asked to approve the elimination of the potential liability to the Company of the Company's officers, including the Controlling Shareholders (as such terms are defined in the Israeli Companies
Law), which could arise from a breach of the duty of care (except in connection with Distribution as such term is defined in the Israeli Companies Law) owed to the Company by such persons in their capacity as Officers, and to approve an irrevocable indemnification of the Officers by the Company with respect to any liability or expense paid for by the Officer or that the Officer may be obligated to pay for, with regard to the matters set forth in the certificate attached as Exhibit A hereto For a more detailed discussion regarding this proposal, please see the Section entitled Approval of Certain Transactions under the Israeli Companies Law above.

             THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS
                            VOTE FOR PROPOSAL NO. 5.



PROPOSAL NO. 6    TO APPROVE THE PURCHASE OF A PARCEL OF REAL PROPERTY FROM
                  TITANIC FOOD LTD., AN AFFILIATE OF THE COMPANY

At the Meeting, the Shareholders will be asked to approve an agreement with Titanic Food Ltd., an affiliate of the Company, regarding the purchase by the Company from Titanic Food Ltd. of a parcel of real estate on which the Company intends to build a new logistic center, at a price equal to the cost incurred and carrying costs of Titanic Food Ltd. For a more detailed discussion regarding this proposal, please see the Section entitled Interest of Management in Certain Transactions-Facilities above.

             THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS
                            VOTE FOR PROPOSAL NO. 6.



PROPOSAL NO. 7    TO APPROVE CERTAIN AMENDMENTS TO THE COMPANY'S MANAGEMENT
                  SERVICE AGREEMENTS

At the Meeting, the Shareholders will be asked to approve certain amendments to the Company's Management Service Agreements, which the Company previously entered into with companies which are controlled by Messrs. Zvi Williger and Joseph Williger and which are affiliates of the Company. For a more detailed discussion regarding this proposal, please see the Section entitled Interest of Management in Certain Transactions-Management Service Agreements above.

             THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS
                            VOTE FOR PROPOSAL NO. 7.

                          INFORMATION ABOUT THE COMPANY

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2004 together with the report of the auditors thereon and the complete copy of the proposed resolutions shall be available for public inspection each day between July 6, 2005 until July 13, 2005, between the hours of 9:00 a.m. - 5:00 p.m. at the Company's offices in 3 Nahal Snir Street, Northern Industrial Zone, Yavne 81224 Israel.

     A copy of the Company's Financial Statements for the year ended December 31, 2004 together with the report of the auditors thereon, will be available upon request by writing to Mr. Gil Hochboim, G. Willi-Food International Ltd., 3 Nahal Snir Street, Northern Industrial Zone, Yavne 81224 Israel.

                                  OTHER MATTERS

     The Board of Directors knows of no other matters to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders. However, if any other matters which are not now known to the Board should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

Dated: June 20, 2005          By Order of the Board of Directors

                                       JOSEPH WILLIGER, CHIEF EXECUTIVE OFFICER

                                                                       EXHIBIT A

                                   CERTIFICATE

     1. In this certificate the following terms will bear the meanings assigned to them as follows:

"Executive" - as defined in the Israeli Companies Law, 5759-1999 (from here on "the Law").

"Action" - including a decision and/or an omission and/or any implied derivative thereof or any other derivative thereof including your actions before the date of this certificate while you served as an executive at G. Willi Food International Ltd. (the "Company") and/or at its subsidiaries (from here on "the Subsidiaries").

     2. In accordance with the resolution of the Audit Committee from May 4, 2005 and the resolution of the Board of Directors from May 4, 2005, which were authorized by the annual meeting of shareholders on July 20, 2005, the Company respectfully informs you that according to article 259 of the Law and article
45.4 of its Articles of Association, the Company hereby exempts you in advance from any responsibility towards it for damage caused and/or that will be caused to it if caused and/or will be caused due to breach of your duty of care towards it in the course of your actions (apart from a Distribution) in good faith performed as an executive with the Company and/or at the Company's request as an executive with the Subsidiaries.

     3. In accordance with the resolution of the Audit Committee from May 4, 2005 and the resolution of the Board of Directors from May 4, 2005, which were authorized by the annual meeting of shareholders on July 20, 2005, the Company respectfully informs you that according to article 260 of the Law and article 45 of its Articles of Association, the Company hereby irrevocably pledges to indemnify you, subject to any law, for any liability or expense, as detailed below, which will be imposed upon you and/or which have been set upon you and/or which you will incur due to actions you will do/have done in the course of being an executive at the Company and/or at the Company's request, at the Subsidiaries, and this indemnification shall relate to the events mentioned in the addendum to this certificate or anything to do with them, directly or indirectly. The following are the liabilities and expenses:

          3.1 A monetary liability imposed upon you in favor of another person by court judgment, including a judgment as a result of settlement or an arbitrator's decision approved by a court, providing that the highest sum of indemnification does not exceed the sum detailed in article 4 below.

          3.2 Reasonable litigation costs, including legal fees, which you have incurred due to an investigation or a proceeding against you by an authority authorized to conduct an investigation or proceeding, and which did not result in a criminal indictment against you, but in imposing a monetary obligation instead of criminal proceedings in an offence which does not require proof of mens rea. In this clause the phrases "proceeding against you by an authority authorized to conduct an investigation or proceeding, and which did not result in a criminal indictment against you" and "monetary obligation instead of criminal proceedings" shall be interpreted in accordance with article 260(a)(1 a) of the Law, as the same may be amended from time to time.

          3.3 Reasonable litigation costs, including legal fees, which you will incur or be ordered to pay by a court of law, in proceedings instigated against you by the Company or any of the Subsidiaries or on their behalf or by another person in a criminal proceeding in which you are found not guilty.

In this article 3, "another person" shall include a claim filed against an executive by way of a derivative claim.

     4. Despite the abovementioned in article 3, the Company's pledge to indemnify you is dependent and limited on these:

          4.1 The total and cumulative sum for which the Company will be liable according to article 3, together with the indemnification sums resulting from the cause which is the object of article 3 according to the other indemnification certificates awarded and/or will be awarded for this matter to executives of the Company and to Company employees serving or who shall serve at the Company's request as executives in other companies (in addition to sums received from insurance companies, if received, as part of insurance for executives which the Company has purchased, from here on "the Insurance") for all the executives of the Company, for one or more of the events detailed in the addendum to this certificate, will not exceed a sum equal to 25% of the Company's equity according to the last financial statements audited prior to the time of indemnification. In order to remove doubt, it is made clear that the Maximal Indemnification Sum according to this certificate will apply beyond any sum paid, if and to the extent paid, by insurance and/or indemnification by anyone else apart from the Company.

          4.2 If and to the extent that the total sum of the indemnification fees that the Company is required to pay due to the cause which is the subject of article 3 exceeds the Maximal Indemnification Sum or the remainder of the Maximal Indemnification Sum (which exists at that time), the Maximal Indemnification Sum, or its remainder as the case may be, will be divided among the executives entitled to indemnification, so as the indemnification sum each of the executives will actually receive shall be calculated according to the ratio between the indemnification sum due to each of the executives and the cumulative indemnification sum due to all the executives.

          4.3 In the event of an incident which may entitle you to indemnification according to the above, the Company shall supply you from time to time with the necessary funds required for covering the expenses and other different payments concerning that legal matter, including for investigation proceedings, so that you are not required to pay or fund them yourself, subject to the conditions and stipulations of this indemnification certificate.

     5. The commitment to indemnification as in articles 3 and 4 above is dependent on all of the following conditions:

          5.1 You will notify the Company of every legal proceeding (from here on "Proceeding") brought against you, regarding any incident which may activate the indemnification and of every fear or threat that a Proceeding will be brought against you, and this with due haste after it has first become known to you, and will immediately pass on to the Company, or to whom the Company directs you, any document handed to you regarding the Proceeding.

          5.2 Subject to not being contradictory to the insurance terms, the Company shall be entitled to take upon itself the assignment of your defense at the Proceeding and/or commission any attorney the Company chooses for this purpose the said assignment, apart from an attorney not acceptable to you for reasonable reasons, this while fulfilling all of the following reservations:

          A.The Company shall state within 45 days from receiving the notice as said in article 5.1 above and/or a shorter period (if necessary for submitting a plea of defense or your response to the Proceeding) that it will indemnify the holder of the certificate of indemnification according to that certificate;

          B. The legal Proceeding against the bearer of the certificate of indemnification shall include only a claim for monetary damages. The Company and/or the said attorney will be entitled to act on this assignment on their sole discretion and bring the said Proceeding to an end; the said appointed attorney will act and owe allegiance to the Company and to you. If a conflict of interests between you and the Company arises, the lawyer shall declare so, and you shall be entitled to hire an attorney on your behalf, and the articles of this certificate of indemnification shall pertain to expenses you shall have for the said assignment. If the Company chooses to compromise on a monetary obligation or have the matter decided on by way of arbitration on a monetary obligation, it shall be entitled to do so, providing the suit against you or the threat of a suite against you is fully removed as said in article 5.1 above. At the Company's request, you shall sign any document authorizing it and/or any said attorney to handle your defense on your behalf in that Proceeding and represent you in all related respects, according to the abovementioned.

          5.3 You shall cooperate with the Company and/or with any said attorney in any reasonable way required from you by any of them in connection with their assignment of the Proceeding, providing the Company covers all of your related expenses so that you are not required to pay or fund them yourself, all subject to the content of article 4 above.

          5.4 Whether the Company acts in accordance with the content of article
     5.2 above or not, it will see to covering all the expenses and other different payments mentioned in article 3, so that you are not required to pay or fund them yourself, and this not detracting from the indemnification provided to you according to the content of this certificate, all subject to the content of article 4.

          5.5 Your indemnification regarding any legal proceeding against you, as specified in this certificate, will not take effect regarding any sum due from you as a result of a compromise or arbitration, unless the Company agrees in writing to that compromise or to performing the arbitration, as the case may be. The Company shall not refuse that compromise or performing the arbitration, as the case may be, for unreasonable reasons.

          5.6 The Company shall not be required to pay according to this certificate funds actually paid to you or for you or instead of you in any way through insurance (which the Company purchased) or any pledge for indemnification on anyone's behalf apart from the Company. In order to remove doubt it is made clear that the indemnification fee according to this certificate will apply beyond (and in addition to) any sum paid (if and to the extent paid) by said insurance and/or indemnification.

          5.7 Upon your request for payment in connection with any incident according to this certificate, the Company shall perform all necessary actions required by law for the payment, and will work towards arranging any permit required for it, if required, including a court authorization, if and to the extent required.

     6. The Company's commitments according to this certificate shall remain in your favor after the termination of your office with the Company as well, providing that the activities for which the indemnification pledge is given were done and/or will be done during your term of office as an executive with the Company or with any of the Subsidiaries.

     7. In the event that the Company pays you or instead of you any sums according to this certificate regarding a Proceeding, and it later on turns out that you are not entitled to indemnification from the Company for those sums, these sums shall be viewed as a loan given to you by the Company, which shall be linked to the consumers' price index, and you shall be obligated to return these sums to the Company upon written demand from it to do so, and according to an installment arrangement the Company sets.

     8. The Company's obligations according to this certificate of indemnification shall be interpreted widely and in a way aimed at fulfilling them, as permissible legally, for the purpose they were meant. In the event of a contradiction between any provision of this certificate of indemnification and a legal stipulation which cannot be waived, amended or added to, the legal stipulation shall prevail, however this shall not harm or detract from the validity of the other provisions of this certificate of indemnification.

     9. The addendum to this certificate of indemnification constitutes an inseparable part of it.

Respectfully,

G. Willi-Food International Ltd.

I hereby confirm receipt of this certificate and certify my consent to its terms.

Full name: _________________________________

Signature: _________________________________

             Addendum: Types of Events Referenced in Article 3 above

These addenda are an inseparable part of the attached Certificate.

     1. Offer, issuing and self purchase of stock by the Company or by a subsidiary or by a related company (from here on "the Company") or by a shareholder in the Company including, but without detracting from the generality of the above, offering stock to the public by prospectus or another way, a private offer, or offering stock in any other way.

     2. An event occurring due to the Company being a public company or from its shares being offered to the public or from its shares being sold on the stock exchange or that its shares sold on Nasdaq.

     3. Events connected with the Company's investing in certain corporations, before, during and after performing the investment, during the contact, the signature, development and follow up, including activities done on behalf of the Company as director, executive, employee or observer at the Board of Directors at the corporation in which the investment is performed and including in connection with selling the said investment.

     4. A transaction as defined in article 1 of the Act including transferring, selling or purchase of assets or liabilities, including stock or right or receipt of rights in each, including a purchase offer of any kind or merger of the Company with another entity, and also other transactions in stock issued by the Company, all whether the Company is party or not party to it.

     5. An action connected to issuing licenses and permits, including, but not detracting from the generality of the above, permits and/or exemptions regarding antitrust and/or import licenses.

     6. Actions related directly or indirectly to employer-employee relations in the Company, including concerning terms of employment, promotion of employees, dealing with pension arrangements, insurance and savings funds, awarding stock and other benefits.

     7. Actions related directly or indirectly to the Company's trade relations, including external contractors, agents, clients, suppliers and service providers, including but without detracting from the generality of the above, concerning awarding or receiving credit.

     8. Actions relating to reports or notifications presented by law by the Company and/or by companies controlled by the Company, including but not detracting from the generality of the above, the Companies Act or the Stock Law including bylaws enacted in accordance with them, or according to rules or regulations customary at the stock exchange and or in another organized exchange in Israel or abroad according to the tax laws applicable to the Company.

     9. Any claim or demand submitted by a third party suffering from physical injury or damage to a business or a personal asset including the loss of use of it during any action or omission attributed to the Company, or to its employees, agents or other people working or claiming to work on behalf of the Company.

     10. Transferring information required or permitted by law to be transferred to companies with interest in the Company.

     11. Actions in connection with voting rights in held companies.

     12. Any action resulting in not arranging proper insurance policies.

     13. Actions connected with submitting tender offers and/or franchises and/or licenses of any kind and sort.

ATTACH IND. CERT. AS EXHIBIT A TO PROXY STATEMENT

                        G. WILLI-FOOD INTERNATIONAL LTD.

           THIS PROXY IS SOLICITED FROM HOLDERS OF THE ORDINARY SHARES
                       ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the "Company") does hereby appoint Messrs. Joseph Williger and Zvi Williger and each of them severally, each with full power of substitution and revocation, to vote all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held on July 20, 2005, and at any adjournment thereof, upon:

1. Election of Messrs. Joseph Williger, Zvi Williger and Rachel Bar-Ilan, as Directors of the Company, each to hold office subject to the Company's Articles of Association and the Israeli Companies Law.

     FOR ALL NOMINEES LISTED BELOW   [_]   WITHHOLD AUTHORITY   [_]

     (except as marked to be contrary below) to vote for all nominees listed below:

     Joseph Williger, Zvi Williger and Rachel Bar-Ilan.

     INSTRUCTIONS: TO WITHHOLD AUTHORITY FOR ANY INDIVIDUAL NOMINEE, STRIKE OUT THAT NOMINEE'S NAME FROM THE NAMES PROVIDED ABOVE.


2. Re-appointment of Deloitte Touche-Brightman, Almagor & Co. CPA (ISR) as the Company's Independent Auditors for the year 2005, to serve until the next annual general meeting of the Company's shareholders and to authorize the Audit committee of the Board of Directors to determine their remuneration.

     FOR   [_]                    AGAINST   [_]                    ABSTAIN   [_]

3. Reception and consideration of the Financial Statements of the Company for the fiscal year ended December 31, 2004 together with the report of the auditors thereon and the report of the Board of Directors for such year.

     FOR   [_]                    AGAINST   [_]                    ABSTAIN   [_]

4. Approval of the complete restatement of the Company's Articles of Association in order to comply with the provisions of the Israeli Companies Law, 5759-1999;.

     FOR   [_]                    AGAINST   [_]                    ABSTAIN   [_]

5. Approval of the elimination of the potential liability to the Company of the Company's officers, including the Controlling Shareholders (as such terms are defined in the Israeli Companies Law), which could arise from a breach of the duty of care (except in connection with Distribution as such term is defined in the Israeli Companies Law) owed to the Company by such persons in their capacity as officers, and to approve an irrevocable indemnification of the officers by the Company with respect to any liability or expense paid for by the officer or that the officer may be obligated to pay for, with regard to the matters set forth in the certificate attached as Exhibit A to the Proxy Statement;

     FOR   [_]                    AGAINST   [_]                    ABSTAIN   [_]

6. Approval of an agreement with Titanic Food Ltd., an affiliate of the Company, regarding the purchase by the Company from Titanic Food Ltd. of a parcel of real estate on which the Company intends to build a new logistic center, at a price equal to the cost incurred and carrying costs of Titanic Food Ltd.

     FOR   [_]                    AGAINST   [_]                    ABSTAIN   [_]

7. Approval of certain amendments to the Company's Management Service Agreements, which the Company previously entered into with companies which are controlled by Messrs. Zvi Williger and Joseph Williger and which are affiliates of the Company.

     FOR   [_]                    AGAINST   [_]                    ABSTAIN   [_]

And in their discretion with respect to any other matter that may properly be presented at the Annual General Meeting or any adjournment thereof.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDERS. IF NO OTHER DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3, 4, 5, 6 AND 7.

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: ______________________________________

Signature: __________________________________

Signature: __________________________________

(PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ABOVE. IF SHARES ARE OWNED IN JOINT NAMES, EACH JOINT OWNER MUST SIGN. IF SIGNING AS EXECUTOR, ADMINISTRATOR, TRUSTEE, ATTORNEY OR GUARDIAN, OR AS AN OFFICER OF A CORPORATION OR GENERAL PARTNER OF A PARTNERSHIP, PLEASE ALSO GIVE YOUR FULL TITLE)

PLEASE SIGN AND RETURN THIS PROXY PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF MAILED IN THE UNITED STATES.